EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-128458 pertaining to the shelf registration of securities) and in the related Prospectuses, and the Registration Statements (Form S-8 No. 333-101681 pertaining to the 1996 Stock Option Plan, Form S-8 No. 333-104461 pertaining to the 2003 Incentive Plan, and Form S-3 No. 333-118915 pertaining to the Dividend Reinvestment and Share Purchase Plan) of BRT Realty Trust and subsidiaries, of our reports dated December 12, 2007, with respect to the consolidated financial statements and schedules of BRT Realty Trust and subsidiaries, and the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of BRT Realty Trust, included in this Annual Report (Form 10-K) for the year ended September 30, 2007.

New York, New York
December 12, 2007